SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: February 28, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2010 Results

Fourth Quarter Shipments and Total Revenues Exceeded High-end Guidance by 16.1% and

21.7%, respectively;

Full Year 2010 Net Income Increased over 900% with Diluted Earnings per ADS of US$6.62;

Full Year 2010 Solar Product Shipments Reached 480 MW;

Company Increases Expected 2011 Annual Integrated Capacity to 1.5 GW

SHANGHAI, China, February 28, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•

Total solar product shipments were a record 162.6 megawatts (“MW”), exceeding previous guidance of 130 MW to 140 MW, compared to 134.8 MW in the third quarter of 2010 and 98.0 MW in the fourth quarter of 2009, representing an increase of 20.6% sequentially and 65.9% year-over-year.

•	Total revenues were a record RMB1.8 billion (US$267.7 million), an increase of 22.9% sequentially and 156.9% year-over-year, exceeding the Company’s guidance of US$210 million to US$220 million.

•	Gross margin was 28.5%, compared to 33.5% for the third quarter of 2010 and 16.2% for the fourth quarter of 2009.

•	In-house gross margin relating to the Company’s in-house silicon wafer and solar cell production to solar module production was 34.7%.

•	Net income was a record RMB368.3 million (US$55.8 million), an increase of 41.9% sequentially and 340.0% year-over-year.

•	Diluted earnings per share were RMB3.90 (US$0.59), compared to RMB2.93 in the third quarter of 2010 and RMB1.06 in the fourth quarter of 2009.

•

Diluted earnings per American Depositary Share (“ADS”) were RMB15.61 (US$2.36), compared to RMB11.70 in the third quarter of 2010 and RMB4.25 in the fourth quarter of 2009. Each ADS represents four ordinary shares.

Full Year 2010 Highlights

•	Total solar product shipments were a record 480.3 megawatts (“MW”), compared to the Company’s previous guidance of 448 MW to 458 MW, an increase of 116.3% from 2009.

•	Total revenues were a record RMB4.7 billion (US$705.3 million), an increase of 196.9% from 2009.

•	Gross margin was 29.2%, compared to 14.7% for the full year 2009.

•	In-house gross margin relating to the Company’s in-house silicon wafer and solar cell production to solar module production was 36.8%.

•	Net income was a record RMB881.9 million (US$133.6 million), an increase of 932.7% from 2009.

•	Diluted earnings per share for the full year 2010 were RMB10.92 (US$1.65), compared to diluted loss per share of RMB0.73 for the full year 2009.

•	Diluted earnings per ADS for the full year 2010 were RMB43.69 (US$6.62), compared to diluted loss per ADS of RMB2.93 for the full year 2009. Each ADS represents four ordinary shares.

“We are pleased to announce another strong quarter to close out a historic year for JinkoSolar,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer. “We exceeded the high end of our revenue guidance by over 20% and delivered record solar module shipments of 111.6 MW in the fourth quarter, exceeding the high end of our shipment guidance and contributing to full year total solar shipments of 480.3 MW.”

“Throughout 2010 we expanded our business both in scale and in reach. Our successful IPO and follow-on offering significantly increased our brand awareness and helped us increase our market share, while strengthening our balance sheet and improving our bankability. Our dedicated sales and marketing teams, with new sales offices in Munich and San Francisco, established a number of long-term partnerships with leading global solar companies in Europe and North America while also capturing opportunities in fast-growing markets.”

“We are dedicated to improving product quality and advancing our R&D program while lowering manufacturing costs and increasing our solar cell efficiencies, and we expect additional efficiencies via our relationship with Innovalight. Our improvements in technology and operating efficiency as well as increased economies of scale have resulted in reductions in unit manufacturing costs. We are proud to have emerged as one of only a few vertically integrated PV manufacturers with high quality and lower cost product offerings.”

“Overall, we are proud of our achievements in our first year as a public company and expect to continue building momentum in 2011; diversifying our customer base and sales channels to further entrench JinkoSolar as a leading solar company in established and emerging markets across the globe,” concluded Mr. Chen.

Fourth Quarter 2010 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2010 were RMB1.8 billion (US$267.7 million), an increase of 22.9% from RMB1.4 billion in the third quarter of 2010 and 156.9% from RMB687.8 million in the fourth quarter of 2009. The sequential increase in revenues was primarily due to the increase in the sales volume of solar modules coupled with an increase in the average selling price of the Company’s solar modules as a result of strong demand in European markets, particularly Italy and Germany.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2010 was RMB503.5 million (US$76.3 million), an increase of 4.5% from RMB481.9 million in the third quarter of 2010 and 350.8% from RMB111.7 million in the fourth quarter of 2009. Gross margin was 28.5% in the fourth quarter of 2010, a decrease from 33.5% in the third quarter of 2010 and an increase from 16.2% in the fourth quarter of 2009. The sequential decrease in gross margin was mainly due to an increase in the average cost of polysilicon and an increase in the purchase of silicon wafers and solar cells from third party suppliers in order to meet the demand from the Company’s solar module manufacturing. In-house gross margin relating to the Company’s in-house silicon wafer and solar cell production to solar module production was 34.7% in the fourth quarter of 2010.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2010 was RMB362.8 million (US$55.0 million), a decrease of 4.4% from RMB379.3 million in the third quarter of 2010 and an increase of 406.7% from RMB71.6 million in the fourth quarter of 2009. Operating margin in the fourth quarter of 2010 was 20.5%, compared to 26.4% in the third quarter of 2010 and 10.4% in the fourth quarter of 2009. Total operating expenses in the fourth quarter of 2010 were RMB140.7 million (US$21.3 million), an increase of 37.1% from RMB102.6 million in the third quarter of 2010 and 250.9% from RMB40.1 million in the fourth quarter of 2009. Operating expenses represented 8.0% of total revenues in the fourth quarter of 2010, an increase from 7.1% in the third quarter of 2010 and 5.8% in the fourth quarter of 2009. The quarter-over-quarter increase in total operating expenses was primarily due to an increase in payroll and employee welfare, the disposal of the Company’s silicon wafer equipment that had become obsolete and an increase in entertainment and other miscellaneous expenses as the Company expanded its operations. The year-over-year increase was primarily due to increases in share based compensation, transportation, commission and insurance premiums related to increased sales and marketing efforts, an increase in general and administrative expenses as the Company expanded its operations and an increase in research and development expenses as the Company increased research and development efforts.

Foreign Currency Exchange

The Company had a foreign currency exchange gain of RMB86.1 million (US$13.0 million) in the fourth quarter of 2010 primarily due to changes in the fair value of forward contracts that the Company entered into to hedge its foreign currency risks. This compares to a net loss of RMB72.0 million in the third quarter of 2010 resulting from the depreciation of the Euro and U.S. dollar against RMB. The Company continued to secure foreign currency hedging contracts related to 2011 during the fourth quarter of 2010.

Income Tax Expense (Gain)

The Company recognized a tax expense of RMB66.0 million (US$10.0 million) in the fourth quarter of 2010, compared to a tax expense of RMB38.2 million in the third quarter of 2010 and a tax gain of RMB1.3 million in the fourth quarter of 2009.

Net Income and Earnings per Share

Net income in the fourth quarter of 2010 was RMB368.3 million (US$55.8 million), an increase of 41.9% from RMB259.5 million in the third quarter of 2010 and 340.0% from RMB83.7 million in the fourth quarter of 2009.

Basic and diluted earnings per share in the fourth quarter of 2010 were RMB4.01 (US$0.61) and RMB3.90 (US$0.59), respectively, and basic and diluted earnings per ADS were RMB16.03 (US$2.43) and RMB15.61 (US$2.36), respectively. Each ADS represents four ordinary shares.

Financial Position

As of December 31, 2010, JinkoSolar had RMB938.0 million (US$142.1 million) in cash and restricted cash, compared to RMB225.3 million as of December 31, 2009.

Capital expenditures in the fourth quarter of 2010 were RMB516.0 million (US$78.2 million), primarily for the purchase of additional silicon wafer, solar cell and solar module equipment to expand the Company’s production capacity.

As of December 31, 2010, the Company’s working capital balance, representing the balance of total current assets minus the balance of total current liabilities, was RMB252.6 million (US$38.3 million), as compared to RMB23.9 million as of December 31, 2009. Total short-term bank borrowings including the current portion of long-term bank borrowings were RMB1.2 billion (US$177.5 million), as compared to RMB576.1 million of total short-term borrowings as of December 31, 2009. As of December 31, 2010, the Company had total long-term borrowings of RMB269.3 million (US$40.8 million), as compared to RMB348.8 million as of December 31, 2009.

Full Year 2010 Financial Results

Total Revenues

Total revenues for the full year 2010 were RMB4.7 billion (US$705.3 million), an increase of 196.9% from RMB1.6 billion in 2009. The increase in revenues was primarily due to an increase in the sales of solar cells and solar modules as the Company commenced solar cell and solar module manufacturing and sales in the second half of 2009. The significant increase in the Company’s sales of solar cells and solar modules also reflected an increase in demand for solar products in the global market.

Gross Profit and Gross Margin

Gross profit for the full year 2010 was RMB1.4 billion (US$205.7 million), an increase of 489.7% from RMB230.2 million for the full year 2009. Gross margin was 29.2% for the full year 2010, compared to 14.7% for the full year 2009, while in-house gross margin relating to the Company’s in-house silicon wafer and solar cell production to solar module production was 36.8% for the full year 2010. The significant increase in gross margin was primarily due to the Company’s increased vertical integration which extended its product mix to downstream solar cell and solar module production and drove down average manufacturing cost per watt.

Income from Operations and Operating Margin

Income from operations for the full year 2010 was RMB989.9 million (US$150.0 million), an increase of 708.1% from RMB122.5 million in 2009. Operating margin for the full year 2010 was 21.3%, compared to 7.8% for the full year 2009. Total operating expenses in 2010 were RMB367.5 million (US$55.7 million), an increase of 241.2% from RMB107.7 million in 2009. Operating expenses represented 7.9% of total revenues for the full year 2010, compared to 6.9% for the full year 2009.

Foreign Currency Exchange

In 2010, the Company entered into foreign currency forward contracts with local banks to hedge its exposure to foreign exchange risks. The Company had a net gain in foreign currency exchange of RMB87.9million (US$13.3 million) in 2010 primarily due to changes in the fair value of forward contracts resulting from the depreciation of the Euro and U.S. dollar against RMB. This compares to a net loss of RMB2.2 million in 2009.

Income Tax Expense (Gain)

The Company recognized a tax expense of RMB146.1 million (US$22.1 million) for the full year 2010, compared to a tax gain of RMB1.3 million in 2009.

Net Income and Earnings per Share

Net income for the full year 2010 was RMB881.9 million (US$133.6 million), an increase of 932.7% from RMB85.4 million in 2009.

Basic and diluted earnings per share for the full year 2010 were RMB11.16 (US$1.69) and RMB10.92 (US$1.65), respectively, and basic and diluted earnings per ADS were RMB44.64 (US$6.76) and RMB43.69 (US$6.62), respectively. Each ADS represents four ordinary shares.

Fourth Quarter and Full Year 2010 Operational Highlights

Solar Product Shipments

Total solar product shipments in the fourth quarter of 2010 were 162.6 MW, consisting of 39.0 MW of silicon wafers, 12.0 MW of solar cells and 111.6 MW of solar modules. By comparison, total shipments for the third quarter of 2010 were 134.8 MW, consisting of 33.7 MW of silicon wafers, 8.6 MW of solar cells and 92.5 MW of solar modules.

Total solar product shipments for the full year 2010 were 480.3 MW, consisting of 155.7 MW of silicon wafers, 56.0 MW of solar cells and 268.6 MW of solar modules. By comparison, total shipments for the full year 2009 were 222.1 MW, consisting of 180.4 MW of silicon wafers, 27.3 MW of solar cells and 14.4 MW of solar modules. Solar module shipments for the full year 2010 increased by 1,765.3% compared to 2009, while total solar product shipments increased by 116.3% compared to 2009.

Capacity Expansion of Solar Products

In the fourth quarter of 2010, the Company expanded its in-house annual silicon wafer, solar cell and solar module production capacities from approximately 600 MW, 300 MW and 450 MW, respectively, as of September 30, 2010, to approximately 600 MW, 600 MW and 600 MW, respectively, as of December 31, 2010. This compares to approximately 300 MW, 150 MW and 150 MW, respectively, as of December 31, 2009.

Recent Business Highlights

•

In February 2011, the Company announced that it had entered into an agreement to supply 35 MW of JinkoSolar branded solar modules to Payom Solar in 2011. JinkoSolar’s solar modules will be installed in roof-top and ground-mounted projects throughout Europe and in Southern California and the eastern coastal states of the United States.

•

In January 2011, JinkoSolar announced that it had entered into a strategic cooperation agreement with Bank of China related to potential credit facilities in the aggregate maximum amount of RMB50 billion to be granted to the Company’s subsidiary Jinko Solar Co., Ltd. over a five-year period to support the Company’s long-term growth and corporate development plans.

•

In January 2011, the Company announced the registration of RMB600 million unsecured one-year short-term bonds and the issuance of the first tranche of RMB300 million to be used as working capital and to repay bank loans.

•	In January 2011, the Company announced that it had entered into an agreement to supply Premier Power Renewable Energy, Inc. with 1.3 MW of multi-crystalline solar modules in the first quarter of 2011.

•

In December 2010, the Company announced that it had entered into a commercial agreement with Innovalight, Inc. (“Innovalight”) to purchase silicon ink from Innovalight and license Innovalight’s processing technology to produce solar cells with higher conversion efficiencies.

•	In November 2010, JinkoSolar CEO Kangping Chen received the Ernst & Young Entrepreneur Of The Year(R) 2010 China Award in the Emerging Entrepreneur category.

First Quarter and Full Year 2011 Guidance

For the first quarter of 2011, JinkoSolar expects total solar module shipments to be in the range of 155 MW to 160 MW. Total revenues are expected to be in the range of US$280 million to US$290million. The Company expects to increase its in-house annual silicon wafer, solar cell and solar module production capacities to approximately 900 MW each by the end of the first quarter of 2011.

For the full year 2011, total solar module shipments are expected to be in the range of 950 MW to 1,000 MW. Total revenues are expected to be in the range of US$1.4 billion to US$1.5 billion. The Company expects to increase its in-house annual silicon wafer, solar cell and solar module production capacities to approximately 1,500 MW each, as compared to its original guidance of 1,000 MW each by the end of 2011.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, February 28, 2011 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until March 7, 2011:

International:	+61-2-8235-5000
Passcode:	34693975

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany and San Francisco, U.S. JinkoSolar has built a vertically integrated solar product value chain with integrated annual capacity of 600 MW each for silicon wafers, solar cells and solar modules as of December 31, 2010. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010, which was RMB6.60 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning JinkoSolar’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers, and other risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of February 28, 2011. Except as required by law, JinkoSolar undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel:      +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel:      +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	USD
Total revenues	687,831	1,438,319	1,767,053	267,735

Cost of revenues	(576,103)	(956,425)	(1,263,550)	(191,447)

Gross profit	111,728	481,894	503,503	76,288

Operating expenses:
Selling and marketing	(10,084)	(64,035)	(67,816)	(10,275)
General and administrative	(25,355)	(32,924)	(63,809)	(9,668)
Research and development	(4,641)	(5,630)	(9,052)	(1,372)

Total operating expenses	(40,080)	(102,589)	(140,677)	(21,315)

Income from operations	71,648	379,305	362,826	54,973
Interest expenses, net	(10,346)	(17,266)	(21,641)	(3,279)
Subsidy income	282	2,863	7,848	1,189
Investment gain	82	60	—	—
Exchange gain/(loss)	(1,514)	1,682	(11,013)	(1,669)
Other income/(expenses), net	(743)	4,717	(843)	(127)
Change in fair value of forward contracts	—	(73,683)	97,117	14,715
Change in fair value of derivatives	22,939	—	—	—

Income before income taxes	82,348	297,678	434,294	65,802
Income taxes	1,342	(38,170)	(65,986)	(9,998)

Net income attributable to JinkoSolar Holding Co., Ltd.	83,690	259,508	368,308	55,804

Series A redeemable convertible preferred shares accretion	(8,538)	—	—	—
Series B redeemable convertible preferred shares accretion	(11,200)	—	—	—
Allocation to preferred shareholders	(10,102)	—	—	—

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	53,850	259,508	368,308	55,804

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	1.06	2.99	4.01	0.61
Diluted	1.06	2.93	3.90	0.59

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	4.25	11.94	16.03	2.43
Diluted	4.25	11.70	15.61	2.36

Weighted average ordinary shares outstanding -
Basic	50,731,450	86,927,850	91,915,790	91,915,790
Diluted	50,731,450	88,719,210	94,401,746	94,401,746

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the year ended December 31
	2009	2010
	RMB	RMB	USD
Revenue from third parties	1,539,543	4,654,855	705,281
Revenue from a related party	28,317	—	—

Total revenues	1,567,860	4,654,855	705,281

Cost of revenues	(1,337,648)	(3,297,469)	(499,617)

Gross profit	230,212	1,357,386	205,664

Operating expenses:
Selling and marketing	(16,728)	(169,822)	(25,731)
General and administrative	(85,114)	(166,026)	(25,155)
Research and development	(5,897)	(31,616)	(4,790)

Total operating expenses	(107,739)	(367,464)	(55,676)

Income from operations	122,473	989,922	149,988
Interest expenses, net	(29,937)	(64,268)	(9,738)
Subsidy income	8,569	15,697	2,378
Investment gain	82	60	9
Exchange loss	(2,182)	(10,143)	(1,537)
Other expenses, net	(1,338)	(1,358)	(205)
Change in fair value of forward contracts	—	98,039	14,854
Change in fair value of derivatives	(13,599)	55	8

Income before income taxes	84,068	1,028,004	155,757
Income taxes	1,342	(146,130)	(22,141)

Net income attributable to JinkoSolar Holding Co., Ltd.	85,410	881,874	133,616

Series A redeemable convertible preferred shares accretion	(31,833)	(13,433)	(2,035)
Series B redeemable convertible preferred shares accretion	(42,302)	(17,480)	(2,648)
Deemed dividend to a preferred shareholder	(8,015)	—	—
Allocation to preferred shareholders	(40,423)	(15,157)	(2,296)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(37,163)	835,804	126,637

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	(0.73)	11.16	1.69
Diluted	(0.73)	10.92	1.65

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	(2.93)	44.64	6.76
Diluted	(2.93)	43.69	6.62

Weighted average ordinary shares outstanding -
Basic	50,731,450	74,896,543	74,896,543
Diluted	50,731,450	80,748,080	80,748,080

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2009	December 31, 2010
	RMB	RMB	USD
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash	152,480	521,205	78,970
Restricted cash	72,827	416,790	63,150
Short term investments	50,462	34,705	5,258
Accounts receivable, net – a related party	100	100	15
Accounts receivable, net – third parties	236,797	576,796	87,393
Notes receivable	13,302	—	—
Advances to suppliers – third party	93,324	339,738	51,475
Inventories	245,192	819,515	124,169
Forward contract derivative assets	—	96,872	14,678
Deferred tax assets - current	1,342	10,927	1,656
Other receivables from related parties	—	399	60
Prepayments and other current assets	104,824	371,487	56,286

Total current assets	970,650	3,188,534	483,110

Property, plant and equipment, net	741,481	1,938,978	293,785
Land use rights, net	228,378	261,859	39,676
Intangible assets, net	279	951	144
Other assets	25,315	203,533	30,838
Deferred tax assets –non current	—	328	50
Goodwill	45,646	45,646	6,916
Advances to suppliers to be utilized beyond one year	230,900	234,577	35,542

Total assets	2,242,649	5,874,406	890,061

LIABILITIES
Current liabilities:
Accounts payable – third parties	99,933	355,011	53,790
Notes payable	81,643	571,522	86,594
Accrued payroll and welfare expenses	34,989	96,854	14,675
Advances from third party customers	36,778	164,957	24,993
Other payables and accruals	116,750	456,416	69,155
Other payables due to a related party	550	—	—
Income tax payable	—	92,200	13,970
Forward contract derivative liabilities	—	13,064	1,979
Deferred tax liabilities - current	—	4,173	632
Embedded Derivative liabilities	55	—	—
Contingent liabilities	—	10,000	1,515
Short-term borrowings from third parties including current portion of long-term bank borrowings	576,084	1,171,776	177,542

Total current liabilities	946,782	2,935,973	444,845

Non-current liabilities:
Long-term borrowings	348,750	269,250	40,795
Guarantee liability	1,500	1,500	227
Deferred tax liability	2,779	2,481	376

Total long term liabilities	353,029	273,231	41,398

Total liabilities	1,299,811	3,209,204	486,243

Commitments and contingencies

Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 and nil shares authorized; 5,375,150 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	189,058	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 and nil shares authorized; 7,441,450 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	287,704	—	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 and 500,000,000 shares authorized; 50,731,450 and 95,078,242 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	8	14	2
Additional paid-in capital	193,929	1,542,089	233,650
Statutory reserves	38,435	164,587	24,937
Other comprehensive loss	—	—	—
Retained earnings	233,704	958,512	145,229

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,076	2,665,202	403,818

Total liabilities and equity	2,242,649	5,874,406	890,061